Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331
KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 7 DATED SEPTEMBER 5, 2017
TO THE PROSPECTUS DATED JUNE 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated June 28, 2017, as supplemented by supplement no. 1 dated June 28, 2017, supplement no. 2 dated June 28, 2017, supplement no. 3 dated July 10, 2017, supplement no. 4 dated July 12, 2017, supplement no. 5 dated August 15, 2017 and supplement no. 6 dated August 22, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of a portfolio consisting of four buildings and 310,886 rentable square feet in Phoenix, Arizona.
Probable Real Estate Investment
On August 31, 2017, we, through a joint venture (the “Grace Court Joint Venture”) between our indirect wholly owned subsidiary and Verus Grace Court, LLC and Verus Partners, LLC (collectively, the “JV Partner”), entered into an agreement of purchase and sale (the “Agreement”) to acquire a portfolio containing three office buildings, (“Grace Court II, III and IV”), and one schoolhouse, (“Grace Court School”) with an aggregate of 310,886 rentable square feet in Phoenix, Arizona (collectively, “Grace Court”). Neither the JV Partner nor the seller is affiliated with us or our advisor.
We own a 90% equity interest in the Grace Court Joint Venture. The JV Partner is the managing member of the joint venture; however, its authority is limited, as we must give approval of major decisions involving the business of the joint venture and Grace Court and its operations, in the manner set forth in the joint venture agreement. Income, losses and distributions are generally allocated based on the members’ respective equity interests, subject to adjustments based on certain performance thresholds set forth in the joint venture agreement. Additionally, in certain circumstances described in the joint venture agreement, we and the JV Partner may be required to make additional capital contributions to the Grace Court Joint Venture, in proportion to the members’ respective equity interests.
The contractual purchase price of Grace Court is approximately $33.3 million plus closing costs. The Grace Court Joint Venture intends to fund the purchase of Grace Court with capital contributions from its members and with proceeds from a mortgage loan from an unaffiliated lender. The Grace Court Joint Venture is currently negotiating the terms of the mortgage loan. We intend to fund our contribution to the joint venture with proceeds from this offering. Pursuant to the Agreement, the Grace Court Joint Venture would be obligated to purchase the portfolio only after satisfaction of agreed upon closing conditions. There can be no assurance that Grace Court Joint Venture will complete the acquisition. In some circumstances, if the Grace Court Joint Venture fails to complete the acquisition, it may forfeit up to $1.0 million of earnest money.
Grace Court II, III and IV were developed in 2003, 2008 and 2007, respectively, and Grace Court School was developed in 1911 and remodeled in 2006. Grace Court is currently 41% leased.

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